

April 7, 2014

Via E-Mail
Mr. Deepak Chopra
Chief Executive Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, CA   90250

> **Re:** **OSI Systems, Inc.**
> **Form 10-K for fiscal year ended June 30, 2013**
> **Filed August 16, 2013**
> **File No. 0-23125**

Dear Mr. Chopra:

We have reviewed your response letter dated March 24, 2014 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended June 30, 2013

Note 8 – Income Taxes, page F-21

1.   We note your response to prior comment 2 describing why you believe it is impractical to determine the amount of tax that would be payable. We note the factors you cite appear to relate to potential future events that could impact the ultimate amount of tax that would be payable. Please revise future filings to disclose an estimate of the amount of tax that would be payable upon the remittance of foreign earnings based on current facts and circumstances. In this regard, we would not object if you also disclosed that the amount of tax that would be payable could be further impacted by the factors that you cite in your response.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief